UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ceres, Inc.
(Name of issuer)

Common Stock, par value $0.01 per share

156773103
(CUSIP number)

Stephen Robert Lowe Rothschild Trust Guernsey Ltd. (Ambergate) PO Box 472, St Julian’s Court St Julian’s Avenue St Peter Port Guernsey GY1 6AX 44(0)1481-707800
(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

SCHEDULE 13G

CUSIP No. 156773103

(1)	Names of reporting persons The Ambergate Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,906,232 (See Item 4)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,906,232 (See Item 4)
(11)	Aggregate amount beneficially owned by each reporting person 2,906,232 (See Item 4)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.5% (See Item 4)
(14)	Type of reporting person (see instructions) OO

Page 3 of 7 Pages

SCHEDULE 13G

CUSIP No. 156773103

(1)	Names of reporting persons Rothschild Trust Guernsey Limited (Ambergate)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 359,000 (See Item 4)
	(8)	Shared voting power 2,906,232 (See Item 4)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,906,232 (See Item 4)
(11)	Aggregate amount beneficially owned by each reporting person 3,265,232 (See Item 4)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.9% (See Item 4)
(14)	Type of reporting person (see instructions) OO

Page 4 of 7 Pages

SCHEDULE 13G

CUSIP No. 156773103

(1)	Names of reporting persons The Lynda De Logi Trust.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 4)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 359,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 359,000 (See Item 4)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.4% (See Item 4)
(14)	Type of reporting person (see instructions) OO

Page 5 of 7 Pages

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13G (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ceres, Inc., a Delaware corporation (the “Issuer” or “Ceres”).  The principal executive offices of Ceres are located at 1535 Rancho Conejo Boulevard, Thousand Oaks, CA 91320.

Item 2. Identity and Background

(a- c) This statement is being filed by The Ambergate Trust, a Bermuda trust (“Ambergate”), Rothschild Trust Guernsey Limited (Ambergate), a Guernsey private limited company (“Rothschild (Ambergate)”) and The Lynda De Logi Trust, a New York trust (together, the “Reporting Persons”).

The address of the principal place of business and principal office of Ambergate and Rothschild (Ambergate) is c/o Rothschild Trust Guernsey Limited, PO Box 472, St Julian’s Court, St Julian Avenue, St. Peter Port G1 6AX, Guernsey.  The business address of The Lynda De Logi Trust is 4601 Gulf Shore Boulevard, North, Enclave #25, Naples, Florida 34103.

(c) Common stock, par value $0.01 per share.

(d) CUSIP number: 156773103

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)                      Broker or dealer registered under section 15 of the Act.
(b)                      Bank as defined in section 3(a)(6) of the Act.
(c)                      Insurance company as defined in section 3(a)(19) of the Act.
(d)                      Investment company registered under section 8 of the Investment Company Act of 1940.
(e)                      An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)                      An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)                     A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).
(h)                     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.
(i)                      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)                      Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box: [X]

Item 4. Ownership

(a)-(b) The information contained on the cover pages of this Statement is incorporated herein by reference.  The percentages set forth on the cover pages and in this Item 5 are based on 24,801,986 shares of Common Stock issued and outstanding as of January 7, 2013, as reported in the Issuer’s Report on Form 10-Q for the quarter ended November 30, 2012.

As of February 12, 2013, Ambergate is the beneficial owner of 2,906,232 shares held of record by Rothschild (Ambergate), or approximately 11.5%, of the Common Stock outstanding (including 453,866 shares of Common Stock that may be acquired pursuant to the exercise of Series F and Series G Common Stock warrants),

As of February 12, 2013, Rothschild (Ambergate) is the beneficial owner of 3,265,232 shares, or approximately 12.9%, of the Common Stock outstanding (consisting of 2,452,366 shares held in its capacity as trustee of Ambergate, 453,866 shares of Common Stock that may be acquired pursuant to the exercise of Series F and Series G common stock warrants held by Rothschild (Ambergate) and 359,000 shares of Common Stock held by The Lynda De Logi Trust that are voted by Rothschild (Ambergate)).

Page 6 of 7 Pages

As of February 12, 2013, The Lynda De Logi Trust has investment power over 359,000 shares held in its name, or approximately 1.4%, of the Common Stock outstanding.

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.  Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification

By signing below the undersigned certify, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

99.1.	Joint Filing Agreement, dated as of February 13, 2013, among the Reporting Persons. (filed herewith).
99.2	Power of Attorney dated February 14, 2013 by Ambergate (filed herewith)
99.3	Power of Attorney dated February 14, 2013 by Rothschild (Ambergate) (filed herewith)
99.4	Power of Attorney dated February 13, 2013 by The Lynda De Logi Trust (filed herewith)

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

THE AMBERGATE TRUST

By:	/s/ Stephen Robert Lowe
Name:	Stephen Robert Lowe, as authorized signatory for The Ambergate Trust
By:	/s/ Emma Caroline Roberts
Emma Caroline Roberts, as authorized signatory for The Ambergate Trust

ROTHSCHILD TRUST GUERNSEY LTD (AMBERGATE)

By:	/s/ Stephen Robert Lowe
Name:	Stephen Robert Lowe
By:	/s/ Emma Caroline Roberts
Emma Caroline Roberts

THE LYNDA DE LOGI TRUST.

By:	/s/*_______________________________
Eileen M. Day, as Trustee F/B/O The Lynda De Logi Trust

*By:	/s/ Anne G. Plimpton
Attorney-in-Fact

Dated: February 14, 2013